Exhibit 4.1

30 Shelter Rock Road      Danbury, CT 06810      Tel: (203) 797-2699      Fax: (203) 797-2697

NOTICE EXTENDING
COMMON STOCK PURCHASE WARRANTS

To the holders of our common stock purchase warrants:

On May 10, 2007, the board of directors of Electro Energy, Inc. (the “Company”), authorized the extension of the expiration date of the common stock purchase warrants described below by twelve months from the expiration date identified on the respective warrant. This extension of the expiration date will apply to all of the warrants issued pursuant to, and subject to the terms and conditions of, those certain Subscription Agreements with the Company dated on or about April 2004.

May 10, 2007

By ORDER OF THE BOARD OF DIRECTORS,

ELECTRO ENERGY, INC.

By:	/s/ Michael E. Reed President and Chief Executive Officer